May 14, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
RE:    MPLX LP
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 26, 2021
File No. 001-35714

Ladies and Gentlemen:
MPLX LP, a Delaware limited partnership (the “Company”), is in receipt of the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated May 7, 2021 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020.
Below is the Company’s response to the Staff’s comment in the Comment Letter. For the convenience of the Staff, we have repeated the Staff’s comment before our response.
Form 10-K for the Fiscal Year Ended December 31, 2020
1. We have read your disclosure on page 87 that states, “We believe that transactions with related parties are conducted under terms comparable to those with unrelated parties.” This appears to imply that the related party transactions are conducted on an arm’s length basis. Representations about transactions with related parties shall not imply that related party transactions were consummated on terms equivalent to those that prevail in arm’s length transactions unless such representations can be substantiated. Revise your disclosure to either substantiate your belief or remove this assertion, as appropriate. Refer to ASC 850-10-50-5.
Response:
In future filings, the Company will not include language representing that such transactions were carried out on terms equivalent with arm’s length transactions unless it substantiates such claims pursuant to ASC 850-10-50-5.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
May 14, 2021

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If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 419.429.5640 or by email at pkbeall@marathonpetroleum.com.

Sincerely,

MPLX LP
By: MPLX GP LLC, its General Partner

By: /s/ Pamela K.M. Beall
Name: Pamela K.M. Beall
Title: Executive Vice President and Chief Financial Officer